Exhibit 99.1

Press Release 16 September 2019 10:01 pm CEST Inside Information Regulated Information

Celyad Announces Closing of $20 Million Global Offering

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced the closing of a global offering of 2,000,000 ordinary shares comprised of 1,675,000 ordinary shares in the form of American Depositary Shares (“ADSs”) offered in the United States, Canada and certain countries outside of Europe at a price per ADS of $10.00 (the “U.S. offering”), and 325,000 ordinary shares in Europe and certain countries outside of the United States and Canada in a concurrent private placement at a price per share of €9.08 (together with the U.S. offering, the “global offering”). Each ADS represents the right to receive one ordinary share. The gross proceeds to Celyad from the global offering amounted to approximately $20.0 million (approximately €18.2 million), before deducting underwriting discounts and commissions and estimated offering expenses. In connection with the global offering, Celyad has granted the underwriters a 30-day option to purchase up to an additional 300,000 ordinary shares (which may be in the form of ADSs) on the same terms and conditions.

Our ADSs and our ordinary shares are listed under the symbol “CYAD” on the Nasdaq Global Market and on the Euronext Brussels and Euronext Paris, respectively.

Wells Fargo Securities, LLC, William Blair & Company, L.L.C. and Bryan, Garnier & Co. Limited acted as joint bookrunning managers for the offering. Kempen & Co U.S.A., Inc. acted as co-manager for the offering. LifeSci Capital, LLC is Celyad’s advisor in connection with the offering.

The securities were offered pursuant to an effective shelf registration statement that was previously filed with, and declared effective by, the U.S. Securities and Exchange Commission (SEC). A final prospectus supplement dated September 11, 2019 and accompanying prospectus relating to and describing the terms of the offering was filed with the SEC on September 12, 2019, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus can be obtained for free from Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, or by telephone at (800) 326-5897 or by email to cmclientsupport@wellsfargo.com; William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, Illinois 60606, or by telephone at (800) 621-0687, or by email at prospectus@williamblair.com; or from Bryan, Garnier & Co. Limited, Beaufort House, 15 Saint Botolph Street, London EC3A 7BB, United Kingdom, or by telephone at +44 20 7332 2500, or by email at info@bryangarnier.com.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale is or would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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Press Release 16 September 2019 10:01 pm CEST Inside Information Regulated Information

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based product candidates and utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. The company’s lead clinical candidate, CYAD-01, an autologous NKG2D-based CAR-T therapy, is currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity for the treatment of hematological malignancies, such as acute myeloid leukemia, and solid cancers, such as metastatic colorectal cancer. Celyad is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with metastatic colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad Filippo Petti, Chief Executive Officer – investors@celyad.com Anne Moore, Vice President Corporate Strategy – T: +32(0) 10 39 41 87 – communications@celyad.com
For Europe: Ulysse Communication Bruno Arabian – T.: +33 (0)6 87 88 47 26 – barabian@ulysse-communication.com
U.S.: LifeSci Advisors Investor Relations: Daniel Ferry – T.: +1 (617) 535 7746 – daniel@lifesciadvisors.com Public Relations: Sara Zelkovic – T.: +1 (646) 876 4933 – sara@lifescipublicrelations.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-looking statements

This release may contain forward-looking statements. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our OptimAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 and CYAD-101 in the United States and Europe and subsequent commercial success of CYAD-01 and CYAD-101, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s SEC filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 5, 2019 and subsequent filings and reports by Celyad, as well as those contained or incorporated by reference in the preliminary prospectus supplement related to the offering. Given these uncertainties, the

Press Release 16 September 2019 10:01 pm CEST Inside Information Regulated Information

reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Important information

In the European Economic Area, the transaction to which this announcement relates is only addressed to and is only directed at qualified investors within the meaning of Regulation (EU) 2017/1129 (“Qualified Investors”).

In addition, in the United Kingdom, this announcement is directed at and for distribution only to Qualified Investors who are (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

No announcement or information regarding this offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. Other than the registration statement filed with the SEC, no steps have been taken, or will be taken, for the offering of ADSs in any jurisdiction where such steps would be required. The issue or sale of shares, and the subscription for or purchase of shares, are subject to special legal or statutory restrictions in certain jurisdictions. Celyad SA is not liable if these restrictions are not complied with by any person.